EXHIBIT 12.1

DELL INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Fiscal Year Ended
	May 3, 2013	February 1, 2013	February 3, 2012	January 28, 2011	January 29, 2010	January 30, 2009
	(in millions, except ratios)
Earnings
Pre-tax income from continuing operations	$158	$2,841	$4,240	$3,350	$2,024	$3,324
Add: Fixed Charges adjusted for capitalized interest	78	316	315	228	191	132
Total	$236	$3,157	$4,555	$3,578	$2,215	$3,456
Fixed Charges(a)
Interest Expense	$63	$270	$279	$199	$160	$93
Estimate of interest in rent expense	15	46	36	29	31	39
Total	$78	$316	$315	$228	$191	$132
Ratio of Earnings to Fixed Charges	3	10	14	16	12	26
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(a)
Fixed charges included in the calculation of this ratio consist of: (i) interest expensed, plus (ii) interest capitalized (when applicable), plus (iii) a reasonable estimation of the interest factor included in rental expense.